



04004618

UNI_L

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51088

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING _____01/01/2003_____ AND ENDING _____12/31/2003_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Intercoastal Financial Services Corp.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

760 US Highway 1, Suite 206
(No. and Street)

North Palm Beach	**FL**	**33408**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marilyn O'Leary   **(561) 776-8172**
                                                      (Area Code – Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

P. Jason Ling, CPA, P.A.
(Name - *if individual, state last, first, middle name*)

Boca Raton	**Florida**	**33433**
(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, _____**David Delaney**_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ , as of _____**December 31**_____ **2003**_____ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
Title

_____
Public Notary

MARILYN R. O'LEARY
Notary Public - State of Florida
My Commission Expires Aug 6, 2006
Commission # DD139946
Bonded by National Notary Assn.

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERCOASTAL FINANCIAL SERVICES CORP.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

INTERCOASTAL FINANCIAL SERVICES CORP.
FINANCIAL STATEMENTS AND SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS



Jason Ling,
CPA, P.A.

225 NE Mizner Blvd, Suite 514
Boca Raton, FL 33444
Phone: (561) 361-9595; Fax: (561) 892-8382

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Intercoastal Financial Services, Corp.:

We have audited the accompanying statement of financial condition of Intercoastal Financial Services, Corp. as of December 31, 2003, and the related statement of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intercoastal Financial Services, Corp. as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of informing an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

P. Jason Ling CPA, PA

Boca Raton, Florida
February 20, 2004

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003

ASSETS

Current Assets
Cash and cash equivalents	$ 298,767
Due from clearing broker	662,699
Securities inventory long	35,054
Restricted cash	250,000
Prepaid expenses	18,554
Total Assets	**$ 1,265,074**

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses	16,158
Securities sold, not yet purchased	295,499
Commissions payable	198,873
Due to clearing broker	49,265
	559,795
Other Liabilities	
Liabilities subordinated to claims of general creditors	898,621
Total Liabilities	**1,458,416**

Shareholders' Equity:
Common stock, $.01 par value, 1,000,000 shares authorized issued and outstanding	10,000
Accumulated deficit	(203,342)
Total Shareholders' Equity	(193,342)
Total Liabilities & Shareholders' Equity	**$ 1,265,074**

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES

Trading profits	$ 1,554,839
Agency Commissions	216,350
Investment banking	27,519
Interest & dividends	8,060
Total Revenue	1,806,768

EXPENSES

Employee compensation and benefits	1,204,322
Management fees	234,170
Clearing charges	137,448
Interest expense	53,679
Professional fees	40,208
Quotations and research	33,182
Licences & registrations	29,695
Dues, licenses, and registrations	16,499
Other general & administrative expenses	13,257
Total Expenses	1,762,460

Net Income (Loss) Before Taxes	44,308
Provision For Income Taxes	-
Net Income (Loss) After Tax	$ 44,308

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance as of December 31, 2002	$ 10,000	$ -	$ (247,650)	$ (237,650)
2002 Net Income			44,308	44,308
Balance as of December 31, 2003	$ 10,000	$ -	$ (203,342)	$ (193,342)

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities
    Net income $ 44,308

Adjustments to reconcile net income to net cash
provided by operating activities:

Increase in net receivable from clearing broker	(151,751)
Decrease in long securities inventory	99,358
Increase in restricted cash	(100,000)
Increase in prepaid expenses	(1,055)
Increase in commissions payable	126,377
Decrease in due to clearing broker	(95,363)
Increase in securities sold, not yet purchased	293,649
Decrease in accounts payable & accrued expenses	(2,970)
Total adjustments	168,245

Net Cash Used In Operating Activities   212,553

Cash Flows From Investing Activities   -

Cash Flows From Financing Activities

Increase in interest payable from subordinate notes	52,875
Net Cash Provided By Financing Activities	52,875

Net increase (decrease) in cash & cash equivalents   265,428

Cash & cash equivalents - Beginning of Period	33,339
Cash &cash equivalents - End of Period	$ 298,767

Supplemental Cash Flows Disclosure
Cash paid for interest $ 804

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
AS OF DECEMBER 31, 2003

LIABILITIES SUBORDINATED TO GENERAL CREDITORS

Balance as of December 31, 2002	$ 845,746
Interest payable from subordinated notes	52,875
Balance as of December 31, 2003	$ 898,621

1. ORGANIZATION & NATURE OF BUSINESS

Intercoastal Financial Services Corp. (the "Company") was incorporated on December 24, 1997 pursuant to the laws of the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a wholly owned subsidiary of Intercoastal Holdings, L.L.C. (the "Parent").

The Company operates one office in North Palm Beach, Florida. The Company's primary sources of revenue are principal trading, market making, and private placement fees. In connection with its activities as a broker-dealer, the Company clears its securities transactions on a fully disclosed basis through Penson Financial Services Inc. (Penson). Although the Company's clearing firm maintains all of the accounts of such customers and preserves all required and customary records, the Company remains contingently liable for losses, which might be incurred on these accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions – Proprietary securities transactions in regular-way trades are recorded on the trade date as if settled. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' security transactions and related commissions and expenses are reported on a trade date basis.

Securities Inventory Long- Securities are valued at market value. Securities not readily marketable are valued at fair value as determined by the board of directors. The resulting difference between cost and market value (or fair value) is included in the statement of operations.

Securities sold, not yet purchased - Securities sold, not yet purchased represent obligations of the Company to purchase the securities at prevailing market prices. The ultimate gains or losses recognized are dependent upon the prices at which these securities are purchased to settle the obligation under the sales commitments. Accordingly, these transactions result in off-balance-sheet market risk as the Company's ultimate obligation may exceed the amount recognized in the financial statements.

Fair Value of Financial Instruments - Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Restricted Cash - Restricted Cash consist of funds on deposit with Penson Financial Services Inc. pursuant the Company's clearing agreement. The agreement requires the Company to maintain $250,000 in cash and/or securities as a clearing deposit. As long as the Company continues to use the clearing and execution services of Penson Financial Services Inc., the Company is required to maintain the cash or qualified government securities on deposit.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- continued

Cash Equivalents - Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximate market value.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs - Advertising expenses are expensed as incurred. No advertising expenses were incurred for the year ended 2003.

Statement of Comprehensive Income – In accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"); the Company is required to report its comprehensive income. Other comprehensive income refers to revenue, expenses, gains, and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income, as these amounts are recorded directly as an adjustment to stockholder's equity. A statement of comprehensive income is not presented since the Company had no items of other comprehensive income. Comprehensive income is the same as net income for the period presented herein.

3. DUE TO/FROM CLEARING BROKER

The Company has a clearing agreement with one principal clearing broker, Penson Financial Services Inc. (Penson). The clearing and depository operations for the Company's securities transactions are provided by Penson pursuant to a clearing agreement. At December 31, 2003 the receivable from the clearing broker represents cash maintained at the clearing broker and commissions earned ($119,817) as an introducing broker for the transactions of its customers. The company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer and proprietary accounts produced by the Company.

Due to clearing broker represents amounts owed to the clearing broker equivalent to the cost basis of securities inventory long purchased and held at the clearing broker. The Company earns interest income and/or incurs interest expense on balances due from/to the clearing broker.

4. RELATED PARTY TRANSACTIONS

As discussed in Note 1, the Parent wholly owns the Company. Management fees paid by the Company to its Parent totaled approximately $234,170 for fiscal year 2003. The management fees are paid for financial and administrative services, and for providing office facilities including furniture, fixtures and equipment. The management fee is a mutually agreed upon amount and may not represent the cost of obtaining the aforementioned items from an unrelated party. The Company also has three approved subordinated loans from the Parent, during 2003 interest expense accrued and payable to the Parent totaled $52,875 (see Note 9).

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Act of 1934 uniform net capital rule, which requires the maintenance of a minimum net capital (as defined) and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2003, the Company had net capital of $611,011, $511,011 in excess of its minimum net capital requirement per SEC Rule 15c3-1. The Company's ratio of aggregate indebtedness to net capital was .38 to1.

6. CONTRACTUAL COMMITMENTS

On August 7th 1998, the Company executed a management agreement with Intercoastal Holdings, L.L.C. (see Note 1) requiring minimum monthly payments of $5,000 for administrative, occupancy, and management services rendered.

The Company's has a clearing agreement with Penson Financial Services, Inc. The term of the agreement is two years, expires in March 2005, and is cancelable with 45 days written notice. The clearing agreement requires the Company to maintain a $250,000 clearing deposit.

7. INCOME TAXES

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements and tax returns. As of December 31, 2003, the Company had no material temporary differences.

FASB 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2003 the Company had no deferred tax assets or liabilities. The components of the income tax provision (benefit) are as follows:

		Year ended December 31, 2003
Deferred tax asset	(expires 2022)	$ 31,700
Deferred tax asset	(expires 2021)	17,800
Valuation Allowance		(49,500)
Deferred Tax Asset		0

8. OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various proprietary and customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

8. OFF-BALANCE-SHEET RISK (continued)

The Company's market making and trading activities expose the Company to market risk. Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity prices, credit spreads, or other risks.

The Company maintains accounts with Penson, its clearing Broker. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation. Account balances may exceed these amounts at any given time.

The Company maintains cash balances at a regional bank. The cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000, but the balances may exceed that amount at any time.

9. LIABILITIES SUBORDINATED TO GENERAL CREDITORS

Since inception, the Company has entered into three subordinated equity loans with the Parent. All the loans are unsecured and have been approved by the NASD. Under the terms of the loans, the interest payable on the loans is treated as subordinated debt.

The borrowings under subordinated agreements as of December 31, 2003 are as follows:

Amount	Interest Rate	Effective Date	Maturity Date
$140,000	8.57 %	08/07/1998	12/31/2007
150,000	8.00 %	12/08/1999	01/01/2006
350,000	8.25 %	01/04/1999	01/31/2008
640,000			
258,621	Interest payable classified as subordinated debt		
$898,621			

By being designated as subordinated, these loans are available in computing net capital under the SEC's uniform net capital rule. To the extent that the subordinated loans are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

INTERCOASTAL FINANCIAL SERVICES CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AS OF DECEMBER 31, 2003

Computation of Net Capital

Shareholders Equity:			$	(193,342)
	Less:	Non-allowable assets		18,554
		Other deductions		1,653
	Add:	Subordinated Loans		898,621
Tentative Net Capital				685,072
	Haircuts on securities inventory			74,061
Net Capital			$	611,011
Minimum Net Capital Requirement				100,000
	Net Capital in Excess of Requirement		$	511,011

Computation of Aggregate Indebtedness

Accounts payable and accrued expenses		16,158
Commissions payable		198,873
Due to clearing broker		15,867
Total Aggregate Indebtedness	$	230,898
Ratio of aggregate indebtedness to net capital		.38 to 1

Reconciliation with company's calculation as reported on December 31, 2003 FOCUS report
Net Capital as reported in December 31, 2003 Form X-17A-5, Part IIA

(unaudited) FOCUS report	$	611,011
Net Capital, Per Above		611,011

INTERCOASTAL FINANCIAL SERVICES CORP.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2003

Intercoastal Financial Services Corp. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. Intercoastal Financial Services Corp. is, therefore, exempt from the reserve formula calculations and possession and control computations.



Jason Ling,
CPA, P.A.

225 NE Mizner Blvd, Suite 514
Boca Raton, FL 33444
Phone: (561) 361-9595; Fax: (561) 892-8382

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Intercoastal Financial Services Corporation

In planning and performing our audit of the financial statements of Intercoastal Financial Services Corp. (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

P. Jason Ling CPA, PA

February 20, 2004
Boca Raton, FL